TRAIL ONE, INC.
1844 South 3850 West
Salt Lake City, UT 84104

June 21, 2011

United States Securities and Exchange Commission
Washington D.C. 20549

RE:	TRAIL ONE, INC. Amendment No. 6 to Registration Statement on Form S-1 File No. 333-170781

Attention:  Tonya Bryan of Julie F. Rizzo’s office

To Whom It May Concern:

In response to your letter dated May 20, 2011, TRAIL ONE, INC. wishes to address the following comments.

General

1.  We note your response to our prior comment one and reissue in part. Please revise throughout your filing to reconcile the amounts that constitute your $45,000 annual burn rate for the next twelve months. In this regard, we note your disclosure in the second to last paragraph on page 6 that your “estimated annual expenses are approximately $75,000,” your disclosure in the last paragraph of the Use of Proceeds section on page 12 that you have $13,232 of remaining offering costs, your disclosure in the last full paragraph on page 16 and the second full paragraph on page 24 that your anticipate most of your expenses to be “legal, accounting, transfer agent, and other costs associated with being a public company,” your disclosure in the second sentence of the second full paragraph on page 22 regarding your estimated costs over the next six months and your disclosure in the Satisfaction of Our Cash Obligations for the Next Twelve Months section on page 23 and the first paragraph of the Plan of Operation section on page 24 with respect to your cash/capital requirements for the next six months. Please also reconcile any of these disclosures as appropriate to clarify which of the $75,000 of financing for your twelve month operating plan, such as the $10,000 of costs for public company reporting requirements, are included in your estimated $45,000 annual burn rate and to reconcile the amounts required, such as the $22,500 cost for acquiring aluminum and developing and programming the CNC machinery software set forth on pages 23 and 24 and the $16,000 cost set forth on pages 7, 17, 22, 25 and 26.

We acknowledge the Commission’s comments and have changed on, or about, page 6 that our estimated annual expenses is $54,000 to more accurately reflect our burn rate. In the last paragraph on, or about, page 16, we have changed our disclosure to include: (1) 22,500 to acquire aluminum for the license plates and developing and programming the CNC machinery software: (2) $13, 232 of remaining offering costs; (3) $10,000 for public company reporting requirements; and (4) legal, accounting and transfer agents. We have also made the same change to our disclosure on page 22 and page 24. Additionally, we have amended pages 7, 17, 22, 25 and 26 to clarify the actual cost of acquiring the aluminum and developing and programming the CNC machinery software to reconcile with pages 23 and 24 and throughout.

2.  Please revise the last paragraph on page 1 and elsewhere throughout your filing as appropriate to disclose when you will run out of money given your current burn rate. In this regard, we note that you do not have any cash or assets on your balance sheet as of March 31, 2011.

We acknowledge the Commission’s comment and have revise the last paragraph on page 1 and elsewhere throughout the Company’s filing.

The Company does not expect to run out of money, as a result of Mr. Montrone agreeing to fund the Company until such time as the Company raises $75,000. We have included the promissory note for the funding provided by Mr. Montrone as an exhibit to our registration statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

General Overview; Nature of business, page 15

3.  Please revise the sixth paragraph of this section to update your timing for providing an internet site for customers to purchase automobile license plate tags. In this regard, we note your disclosure in the third bullet point on page 25 that you intend to allocate the funds to develop your website within four months of those funds becoming available and your disclosure in the third full paragraph on page 25 that Mr. Montrone expects to have any financing completed in the next four months.

We acknowledge the Commission’s comment and have revised the sixth paragraph of the subheading General Overview on, or about, page 15.

Trail One will provide in October of 2011 an internet site where customers can purchase the automobile license plate tags. We need further funding to develop our website.  Our website address is: www.trailonecnc.com.

Results of Operations, page 20

Interest Expenses, page 20

4.  Please advise whether you have any agreements in place with Mr. Montrone, such as a promissory note, for the loans you have received to date from Mr. Montrone. In this regard, we note your disclosure in Note 4 to your financial statements on page F-9. If you do have any agreements with Mr. Montrone for the loans you have received to date, please file such agreements as an exhibit to your registration statement or advise.

We acknowledge the Commission’s comment and have inserted in the last paragraph on, or about page 20, that: “Company does have a promissory note for the loans received to date by the Company from Mr. Montrone”, and have included the promissory note as an exhibit to our registration statement.

Closing Comments

Based on the Company’s amendments to its S-1 filing dated June, 2011 and the Company’s responses to the Staff’s comment letters, the Company believes that it has completed its response to the Commissions comments.  Please review this letter and the submissions as stated and advise whether comments will be closed.

Sincerely,

/s/ Ralph Montrone
Ralph Montrone
Chief Executive Officer
TRAIL ONE, INC.